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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
or
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM TO
COMMISSION FILE NUMBER 0-20570

A.    FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

IAC/InterActiveCorp Retirement Savings Plan

B.    NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

IAC/InterActiveCorp
152 West 57th Street
New York, New York 10019

REQUIRED INFORMATION

1.
Not applicable.

2.
Not applicable.

3.
Not applicable.

4.
The IAC/InterActiveCorp Retirement Savings Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto as Appendix I is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23.1	Consent of Ernst & Young LLP.

i

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 23, 2006	IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN
	By:	/s/ JOHNNY C. TAYLOR, JR. Senior Vice President, Human Resources IAC/INTERACTIVECORP

Appendix I

Financial Statements and Supplemental Schedules

IAC/InterActiveCorp Retirement Savings Plan December 31, 2005 and 2004 and Year Ended December 31, 2005 with Report of Independent Registered Public Accounting Firm

IAC/InterActiveCorp Retirement Savings Plan

Financial Statements
and Supplemental Schedules
December 31, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Administrative Committee
IAC/InterActiveCorp Retirement Savings Plan

        We have audited the accompanying statements of net assets available for benefits of the IAC/InterActiveCorp Retirement Savings Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

        Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at year end) as of December 31, 2005 and non-exempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

New York, New York
June 22, 2006

IAC/InterActiveCorp Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2005	2004
Assets
Investments, at fair value	$264,897,644	$253,316,695
Receivables:
Participant	964,413	1,290,697
Employer	325,958	436,431

Total receivables	1,290,371	1,727,128

Net assets available for benefits	$266,188,015	$255,043,823

See accompanying notes to financial statements.

IAC/InterActiveCorp Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2005
Additions to net assets attributed to:
Dividend and interest income	$8,937,858
Net realized and unrealized appreciation in fair value of plan investments	9,055,272
Participant contributions	39,534,852
Employer contributions	13,197,337
Participant rollover contributions	4,538,246
Transfers from other plans	28,622,807

Total additions	103,886,372
Deductions from net assets attributed to:
Benefits paid to participants	31,250,776
Administrative expenses	324,587
Transfers to Expedia Plan	61,166,817

Total deductions	92,742,180

Net increase in net assets available for benefits	11,144,192
Net assets available for benefits—beginning of year	255,043,823

Net assets available for benefits—end of year	$266,188,015

See accompanying notes to financial statements.

IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN
Notes to Financial Statements

December 31, 2005 and 2004

1.     Description of the Plan

        The following description of the IAC/InterActiveCorp Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  General

        The Plan is a defined contribution plan covering substantially all employees of IAC/InterActiveCorp (the "Company") and certain affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Effective July 12, 2004, the Plan was amended to change its name from the InterActiveCorp Retirement Savings Plan to the IAC/InterActiveCorp Retirement Savings Plan.

        During 2005, the Plan was amended to effect the Plan mergers and transfers of net assets available for benefits described below in Notes 5 and 6.

  Contributions

        Participants can make pre-tax deferrals ranging from 1% to 16%, and after tax contributions ranging from 1% to 10%, in each case, of their compensation (as defined in the Plan documents) through payroll deductions. Participants can direct their contributions to any of the Plan's fund options and may generally change their investment options on a daily basis. Effective September 1, 2005, all newly hired employees of the Company are automatically enrolled in the Plan, with pre-tax deferrals of 3% commencing approximately 45 days after the date of hire. Participants thus affected are notified in advance and may elect not to participate prior to the first automatic deferral.

        The Company contributes an amount equal to 50% of the first 6% of compensation that a participant contributes in each payroll period to the Plan. The Company may also make a discretionary contribution of funds annually, which, if applicable, would be determined by the Company's Board of Directors (or a Committee thereof). For the year ended December 31, 2005, the Company's matching contribution was $13,197,337. No discretionary contributions were made to the Plan during the year ended December 31, 2005. Participants can direct Company contributions to any of the Plan's fund options in the same manner as they direct their own contributions.

  Vesting

        Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in Company matching contributions (plus actual earnings thereon) after two years of credited service. Certain participants who were participants in plans that were merged into the Plan have different vesting periods for Company matching contributions. Participants should refer to the Plan or merged plan documents, as applicable, for a more complete description of vesting provisions.

  Eligibility

        Participants must be 18 years of age or older and are eligible to participate upon commencement of service, as defined in the Plan document. Effective September 1, 2005, the Plan was amended to lower the eligibility age for participation from 21 years of age to 18 years of age.

  Participants' Accounts

        Each participant's account is credited with the participant's contribution, Company matching contributions and Plan earnings. Allocations are based on participant account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

  Forfeitures

        Company matching contributions that become forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned. The remaining amount, if any, is used to reduce the Company's matching contributions and to pay Plan expenses. Cumulative forfeited non-vested accounts totaled $774,977 and $473,140 at December 31, 2005 and 2004, respectively. Forfeited amounts used to reduce employer matching contributions totaled $638,386 for the year ended December 31, 2005.

  Participant Loans

        Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance within the last 12 months or 50% of their vested account balances. With the exception of loans used to purchase a primary residence, which can have terms up to 15 years, loan terms are limited to a maximum of five years. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through regular payroll deductions.

  Payment of Benefits

        Upon a participant's retirement, death, disability or other interruption of continuous service, his/her entire vested account balance will be distributed unless the participant's vested balance is more than $5,000 and the participant elects to leave such amounts in the Plan. If the vested balance is less than $5,000 but more than $1,000, such balance will be automatically transferred to a rollover IRA account unless the participant elects otherwise. If the vested account balance is $1,000 or less it will be distributed in the form of a lump sum to the participant. Participants reaching the age of 59.5 may elect to withdraw some or all of their accounts while still employed. Participants' pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Participants who have made after-tax contributions may elect to withdraw some or all of the vested portion of their accounts with no limit on the number of withdrawals of this type. Terminated participants may elect to receive a distribution of their account balances, subject to income tax and early withdrawal penalties.

  Plan Termination

        Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants' accounts would become 100% vested and the net assets would be distributed to participants.

  Administrative Expenses

        Substantially all of the administrative expenses are paid by the Plan unless the Company elects to pay such expenses.

2.     Summary of Significant Accounting Policies

  Basis of Accounting

        The accompanying financial statements have been prepared on the accrual basis of accounting.

  Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

  Investments

        The Plan's investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

        Purchases and sales of securities are recorded as of their trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3.     Investments

        The Plan's investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

Year ended December 31, 2005
Investments in mutual funds	$10,012,608
Investments in common stock	(957,336)

$9,055,272

        The Plan's investments are held in a trust fund. The following are investments that represent 5% or more of the Plan's net assets:

	December 31,
	2005	2004
Fidelity Managed Income Portfolio II	$33,239,230	$28,697,184
Fidelity Spartan U.S. Equity Fund	24,833,855	25,391,395
Fidelity Blue Chip Growth Fund	23,241,204	25,536,941
Fidelity Equity Diversified International Fund	20,060,726	20,761,112
Fidelity Freedom 2030 Fund	18,048,695	16,823,665
Lord Abbett Mid-Cap Value A	16,062,842	12,815,958
IAC/InterActiveCorp Common Stock	*	18,024,927
Fidelity Low-Priced Stock Fund	*	17,274,865

*
Fair value did not exceed 5% of the Plan's net assets available for benefits at year-end.

4.     Income Tax Status

        The Plan has received a determination letter from the Internal Revenue Service dated July 20, 2005, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5.     Plan Mergers

        Effective January 1, 2005, the Company, as permitted by the relevant Plan documents, merged the ServiceMagic 401(k) Retirement Savings Plan (the "ServiceMagic Plan"); effective January 19, 2005, merged the Activity World 401(k) Retirement Savings Plan (the "Activity World Plan"); effective May 4, 2005, merged the LendingTree Loans 401(k) Retirement Savings Plan (the LendingTree Loans Plan"); effective July 29, 2005, merged the Cornerstone Brands 401(k) Retirement Savings Plan (the "Cornerstone Brands Plan"); and effective July 29, 2005, merged the Travelsmith 401(k) Retirement Savings Plan (the "Travelsmith Plan"), in each case, into the Plan. As a result of these mergers, the net assets available for benefits of the ServiceMagic Plan, Activity World Plan, LendingTree Loans Plan, Cornerstone Brands Plan and Travelsmith Plan were transferred to the Plan during 2005.

6.     Transfer to Expedia Plan

        Effective August 9, 2005, the Company completed the separation of its travel businesses into an independent public company called Expedia, Inc. ("Expedia"). As a result of this transaction and pursuant to an Employee Matters Agreement, dated August 9, 2005, between the Company and Expedia, the net assets available for benefits of the employees of Expedia were transferred from the Plan to the Expedia Plan during 2005.

7.     Related-Party Transactions

        Certain Plan investments are shares of mutual funds managed by Fidelity Management and Research Corp. ("FMR"). Fidelity Management Trust Company and Fidelity Employer Services

Company are the trustee and recordkeeper, respectively, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the recordkeeping and administrative services amounted to $324,587 for the year ended December 31, 2005.

8.     Risks and Uncertainties

        The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

9.     Subsequent Events

        Effective January 1, 2006, the Company, as permitted by the relevant plan documents, merged the Ask Jeeves 401(k) Plan (the "Ask Jeeves Plan") into the Plan. As a result, effective January 1, 2006, all of the net assets available for benefits of the Ask Jeeves Plan were transferred into the Plan.

IAC/InterActiveCorp Retirement Savings Plan

Supplemental Schedules

E.I.N. 59-2712887 Plan No: 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)
December 31, 2005

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Fidelity Brokerage Link	Self-Directed Brokerage Account	$2,280,442
	Dodge & Cox International Stock Fund	Mutual Fund	6,166,742
*	Fidelity Blue Chip Growth Fund	Mutual Fund	23,241,204
*	Fidelity Contrafund	Mutual Fund	8,877,532
*	Fidelity Dividend Growth Fund	Mutual Fund	9,859,431
*	Fidelity Equity Diversified International Fund	Mutual Fund	20,060,726
*	Fidelity Equity-Income Fund	Mutual Fund	10,495,048
*	Fidelity Freedom 2000 Fund	Mutual Fund	461,656
*	Fidelity Freedom 2005 Fund	Mutual Fund	150,453
*	Fidelity Freedom 2010 Fund	Mutual Fund	4,773,752
*	Fidelity Freedom 2015 Fund	Mutual Fund	1,094,415
*	Fidelity Freedom 2020 Fund	Mutual Fund	12,610,606
*	Fidelity Freedom 2025 Fund	Mutual Fund	800,258
*	Fidelity Freedom 2030 Fund	Mutual Fund	18,048,695
*	Fidelity Freedom 2035 Fund	Mutual Fund	1,295,351
*	Fidelity Freedom 2040 Fund	Mutual Fund	8,762,186
*	Fidelity Freedom Income Fund	Mutual Fund	599,997
*	Fidelity Investment Grade Bond Fund	Mutual Fund	12,250,954
*	Fidelity Low-Priced Stock Fund	Mutual Fund	11,202,846
*	Fidelity Managed Income Portfolio II	Collective Trust	33,239,230
*	Fidelity Mid-Cap Stock Fund	Mutual Fund	6,278,020
*	Fidelity Spartan U.S. Equity Fund	Mutual Fund	24,833,855
	GS Small Cap Value Institutional	Mutual Fund	2,737,421
*	IAC/InterActiveCorp Common Stock	Stock Fund	9,945,292
	Lord Abbett Mid-Cap Value A	Mutual Fund	16,062,842
	MSI Small Company Growth Portfolio	Mutual Fund	10,881,182
	Royce Low Priced Stock Fund	Mutual Fund	1,054,723
	Participant Loans	5.00%-11.5%	6,832,785

	Total		$264,897,644

*
Party-in-interest.

Note: Cost information has not been included in column (d), because all investments are participant-directed.

IAC/InterActiveCorp Retirement Savings Plan

E.I.N. 59-2712887 Plan No: 001
Schedule G, Part III

Schedule of Non-Exempt Transactions
Year Ended December 31, 2005

(a) Identity of Party Involved	(b) Relationship to Plan, Employer, or Other Party-in-Interest	(c) Description of Transactions Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(h) Cost of Asset
Citysearch	Employer	Late remittance of participant contributions for September, 2005 made November 15, 2005	$408
Hancock	Employer	Late remittance of participant contributions for March, 2005 made April 25, 2005	$19,406
Hancock	Employer	Late remittance of participant contributions for April, 2005 made May 23, 2005	$18,740
Hancock	Employer	Late remittance of participant contributions for April, 2005 made June 2, 2005	$17,086

Note: Columns (d) through (g), (i) and (j) are not applicable.

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REQUIRED INFORMATION
Exhibits
SIGNATURES
Appendix I
IAC/InterActiveCorp Retirement Savings Plan Financial Statements and Supplemental Schedules December 31, 2005 and 2004
Contents
Report of Independent Registered Public Accounting Firm
IAC/InterActiveCorp Retirement Savings Plan Statements of Net Assets Available for Benefits
IAC/InterActiveCorp Retirement Savings Plan Statement of Changes in Net Assets Available for Benefits
IAC/INTERACTIVECORP RETIREMENT SAVINGS PLAN Notes to Financial Statements December 31, 2005 and 2004
IAC/InterActiveCorp Retirement Savings Plan Supplemental Schedules E.I.N. 59-2712887 Plan No: 001 Schedule H, Line 4i Schedule of Assets (Held at End of Year) December 31, 2005
IAC/InterActiveCorp Retirement Savings Plan E.I.N. 59-2712887 Plan No: 001 Schedule G, Part III Schedule of Non-Exempt Transactions Year Ended December 31, 2005